Exhibit 99

June 9, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

This is with reference to media article which was published on June 7, 2025.

A detailed press release addressing the above is enclosed for your ready reference.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight

CIN: L65920MH1994PLC080618 Email: shareholder.grievances@hdfcbank.com Website: www.hdfcbank.com	HDFC Bank Limited, HDFC House, H.T. Parekh Marg 165-166, Backbay Reclamation, Churchgate, Mumbai- 400020 Tel.:022-66316000

Press release

Frivolous FIR against MD & CEO of HDFC Bank

HDFC Bank Limited and its senior officials are being targeted by unscrupulous persons who are abusing the legal process to thwart the recovery of the long outstanding loan due to HDFC Bank from recalcitrant defaulters i.e Splendour Gems Limited (formerly known as Beautiful Diamonds Limited).

Splendour Gems Limited is a company owned by the Mehta family, defaulted on loan facilities granted by HDFC Bank along with the other consortium banks in 1995. The outstanding dues towards HDFC Bank, including interest, amount to approximately INR 65.22 crore as on May 31, 2025. Despite a recovery certificate issued by the Hon’ble Debts Recovery Tribunal in 2004 and subsequent enforcement actions, the dues remain unpaid. Splendour Gems Limited also has been borrowings from other Banks / institutions.

In response to ongoing recovery proceedings, members of the Mehta family have initiated multiple legal actions and complaints against HDFC Bank and its senior officials. These include criminal complaints, minority rights petitions, and representations to regulatory authorities—all of which have been dismissed or are under legal challenge. HDFC Bank firmly believes that these allegations are retaliatory in nature and have mala fide intention solely at evading repayment of long-standing dues.

Mehta Family, once again, through Lilavati Kirtilal Medical Trust, has filed a complaint against HDFC Bank, its MD & CEO and other senior officials. HDFC Bank once again unequivocally rejects and strongly condemns the malicious and baseless allegations levelled and maintains that these allegations are completely false, outrageous and constitute a gross misuse of the legal process. The Bank firmly believes that these actions are a deliberate attempt to obstruct and undermine legitimate recovery proceedings related to substantial long-outstanding dues owed by Splendour Gems Limited.

Having exhausted all legal avenues without success, these individuals have now resorted to launching personal attacks against the Bank and its MD & CEO in a clear attempt to malign their reputation and intimidate the Bank into halting its recovery actions. These actions appear to be a calculated distraction from their own failures and liabilities.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai – 400 013

HDFC Bank believes in fostering a culture of ethics, morals, transparency and integrity ensuring that the highest standards of corporate governance are maintained. HDFC Bank’s commitment to ethical conduct is reflected in its policies, procedures and actions.

HDFC Bank will continue to pursue all lawful remedies to recover public funds and address the retaliatory actions taken by the Mehta family as well as to defend the reputation and integrity of HDFC Bank, its Directors and other employees. HDFC Bank remains dedicated to upholding its reputation for corporate governance and ethical conduct.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai – 400 013